DEREK
Oil & Gas Corporation

TSX.V: DRK | OTCBB: DRKOF

1111 West Hastings Street, Suite 1201
Vancouver, BC, Canada, V6E 2J3
Telephone: (604) 331-1757
Facsimile: (604) 669-5193
Toll-Free: 1-888-756-0066
Email: info@derekoilandgas.com
www.derekoilandgas.com

February 16, 2005

Derek Oil and Gas Corporation (the "Company") advises that the TSX Venture Exchange has accepted for filing the Company's increase in its authorized capital to an unlimited number of common shares and the adoption of New Articles under the new *Business Corporations Act* (British Columbia). The Company obtained shareholder approval to the alteration of capital at the Annual and Special Meeting held on October 15, 2004.

DEREK OIL & GAS CORPORATION

"Barry C.J. Ehrl"

Barry C.J. Ehrl, Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757

Website: http://www.derekoilandgas.com/
Corporate E-Mail: info@derekoilandgas.com
Investor Relations E-Mail: erica@derekoilandgas.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This document includes forward- looking statements. Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas's LAK Ranch project .In this document, the words "potential", "plan", "could", "estimate", "estimate", "expect", "intend", "may", "should", and similar expressions are intended to be among the statements that identify forward-looking statements. Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek's LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company's Annual Information Form.